UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.11)*

                    INTERNATIONAL FAMILY ENTERTAINMENT, INC.
                                (Name of Issuer)

                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  45950M 10 6
                                 (CUSIP Number)

Randy J. Morell, Vice President, Associate General Counsel and Assistant Secretary; The Christian Broadcasting Network, Inc., 977 Centerville Turnpike, Virginia Beach, VA 23463; (757) 579-5768

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 11, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4) check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No.  45950M 10 6                                        Page 2 of 12 Pages
           ------------                                            -    --
-----------------------                                       ------------------

-- -----------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   The Christian Broadcasting Network, Inc.
   54-0678752

-- -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)       (a)
                                                                             (b)
-- -----------------------------------------------------------------------------
3            SEC USE ONLY

-- -----------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)


-- -----------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-- -----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Virginia
------------------------------------- -- ---------------------------------------
                                      7  SOLE VOTING POWER

                                            3,891,121
                                      -- ---------------------------------------
             NUMBER OF                8  SHARED VOTING POWER
               SHARES
            BENEFICIALLY                        - -
              OWNED BY
                                      -- ---------------------------------------
                EACH                  9  SOLE DISPOSITIVE POWER
             REPORTING
               PERSON                       3,891,121
                WITH
                                      -- ---------------------------------------
                                      10 SHARED DISPOSITIVE POWER

                                            4,214,325
-- -----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,105,446
-- -----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
   Instructions)
                 See Item 5
-- -----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 24.7
-- -----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

                 CO
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                                  STATEMENT OF
                    THE CHRISTIAN BROADCASTING NETWORK, INC.
                       PURSUANT TO SECTION 13 (D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF
                    INTERNATIONAL FAMILY ENTERTAINMENT, INC.


ITEM 1.     SECURITY AND ISSUER

           This Statement on Schedule 13D relates to the Class B Common Stock, par value $0.01 per share ( the "Class B Stock") of International Family Entertainment, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2877 Guardian Lane, Virginia Beach, Virginia 23452. The Statement on Schedule 13D filed by The Christian Broadcasting Network, Inc. ("CBN") dated May 21, 1992 (the "Original Statement"), as amended by Amendment No. 1 dated July 23, 1992, Amendment No. 2 dated February 3, 1993, Amendment No. 3 dated April 28, 1993, Amendment No. 4 dated November 24, 1993, Amendment No. 5 dated January 21, 1994, Amendment No. 6 dated January 20, 1995, Amendment No. 7 dated February 17, 1995, Amendment No. 8 dated April 6, 1995, Amendment No. 9 dated May 5, 1995, and Amendment No. 10 dated February 1, 1996, is hereafter referred to collectively as the "Schedule 13D." This Amendment No. 11 to the Schedule 13D is the first electronically filed amendment and restates the entire text of the Schedule 13D pursuant to Rule 13d-2(c) and Regulation S-T, Rule 101(a)(2)(ii).

ITEM 2.     IDENTITY AND BACKGROUND

            This Statement is being filed by CBN, a Virginia corporation, whose business address is 977 Centerville Turnpike, Virginia Beach, Virginia 23463 and whose principal business is the ownership and operation of religious programming and broadcasting interests. The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of CBN is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of CBN, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen.

            Neither CBN nor, to the best knowledge of CBN, any director or executive officer of CBN, has been within the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On April 28, 1992, a Registration Statement on Form S-1 (Commission File No. 33-45967) filed by the Company setting forth the terms and conditions of a public offering (the "Offering") of its Class B Stock was ordered effective. Immediately prior to the Offering, CBN converted $127,000,000 aggregate principal amount of the Company's 6% Convertible Secured Notes Due 2004 (the "Convertible Notes") into 11,430,000 shares of Class B Stock, 6,666,667 shares of which were sold to the public in the Offering by CBN as the selling stockholder, and 4,763,333 shares of which CBN held for its own account. The Offering closed on May 5, 1992.

            On June 30, 1992, pursuant to an Assignment and Assumption Agreement, dated as of June 30, 1992 (the "Assignment Agreement"), between CBN and Regent University ("Regent") (a copy of which was attached as Exhibit 1 to CBN's Amendment No. 1 to Schedule 13D filed with the Commission on July 24, 1992, and is incorporated herein by reference), CBN donated the remaining $100,000,000 aggregate principal amount of the Convertible Notes held by it to Regent. The Convertible Notes were convertible at the option of the holder into shares of Class B Stock at the rate of 90 shares of Class B Stock for each $1,000 face amount of Convertible Notes. The Convertible Notes donated by CBN to Regent were convertible into, and CBN therefore conveyed to Regent beneficial ownership of, an aggregate of 9,000,000 shares of Class B Stock. No consideration was paid by Regent to CBN for the Convertible Notes. The Convertible Notes are more fully described in the "Description of Capital Stock and Convertible Notes" section of the Company's Prospectus (the "Prospectus"), dated April 28, 1992, with respect to the Class B Stock, which was filed with the Commission on June 12, 1992, as Exhibit A to CBN's initial Schedule 13D with respect to the Class B Stock, and is incorporated herein by reference.

            On November 7, 1992, CBN and the Company entered into a Waiver Agreement dated November 7,1992 (the "Waiver Agreement"), which was filed with the Commission on February 5, 1993 as Exhibit A to Amendment No. 2 to CBN's
Schedule 13D with respect to the Class B Stock. At such time, the Company also entered into a Waiver Agreement with Liberty Programming Corporation ("Liberty"), a subsidiary of Liberty Media Corporation. In accordance with the Waiver Agreement, on April 29, 1993, CBN purchased 1,000,000 shares (the "Waiver Shares") of Class B Stock for an aggregate consideration of $10,875,000. CBN borrowed all of the funds to purchase the Waiver Shares pursuant to a margin loan extended by Charles Schwab & Co., Inc., which loan was secured by a margin account containing margin equity securities. This loan has been repaid.

            As of November 9, 1993, CBN, Regent and the Company entered into a Redemption Agreement, which provided that the Company would repurchase from Regent a portion of the $100,000,000 in principal amount of the Convertible Notes held by Regent (the "Regent Repurchase"). Under the terms of the

Redemption Agreement, a copy of which was filed with the Commission on November 26, 1993 as Exhibit A to Amendment No. 4 to CBN's Schedule 13D, and is incorporated herein by reference, the Company paid Regent $107,500,860 in cash, plus accrued interest as provided in the Convertible Notes, to the date of repurchase, to repurchase approximately $55,556,000 in principal amount of the Convertible Notes, and Regent converted the remaining portion of its Convertible Notes into 3,999,960 shares of the Class B Stock (the "Regent Conversion"). The portion of the Convertible Notes that the Company repurchased was convertible into 5,000,040 shares of the Company's Class B Stock. The repurchase price equates to an effective price for these shares of $21.50 per share, the average of the closing bid and ask prices for the Company's Class B Stock at the close of trading on the date of the Redemption Agreement. The Regent Repurchase closed on December 30, 1993. Pursuant to the Assignment Agreement, Regent may not, without the prior written consent of CBN (which may be withheld in CBN's sole discretion), transfer any Class B Stock into which the Convertible Notes have been converted. Regent and CBN therefore may be deemed to share dispositive power over, and thereby beneficial ownership of, such Class B Stock. In addition to its beneficial ownership of the shares of Class B Stock resulting from the Regent Conversion, CBN holds 3,891,121 shares of Class B Stock, over which it has sole voting and dispositive power.

            On November 24, 1993, the Company filed a Registration Statement on Form S-3 (the "Shelf Registration Statement") to register 2,000,000 shares of the Class B Stock held by CBN (1,000,000 shares of which were purchased on April 29, 1993, pursuant to the Waiver Agreement) and 500,000 shares of Class B Stock held by the Robertson Charitable Remainder Unitrust (the "Trust"). The Shelf Registration Statement was declared effective by the Commission on December 17, 1993. The Shelf Registration Statement provided that the distribution of the registered shares could be effected from time to time by CBN and the Trust directly to purchasers or through one or more broker - dealers, agents, or underwriters, in one or more transactions on the New York Stock Exchange, or other stock exchanges in which the Class B Stock was listed pursuant to and in accordance with the rules of such exchanges, in the over the counter market, and in negotiated transactions or otherwise, at fixed prices, prices equal to or related to the prevailing market prices or at negotiated prices. CBN elected to register the 2,000,000 shares of Class B Stock for sale in order to diversify CBN's assets and provide liquidity to further CBN's charitable purposes. On December 23, 1993, CBN sold 1,900,000 registered shares through a broker at a fixed price of $20.25 per share. An additional 25,000 of the registered shares were sold through a broker for $13.50 per share on February7, 1995. The remaining 75,000 registered shares were sold through a broker for $13.125 per share on March 13, 1995.

            On November 20, 1995 the Company announced a 5-for-4 stock split for its Class B Stock (the "Stock Split") to be effected in the form of a 25% stock dividend. The shares were distributed on January 5, 1996, to shareholders of record at the close of business on December 15, 1995. As a result of the Stock Split, CBN received 777,536 shares of Class B Stock, and Regent received 842,865 shares of Class B Stock.

ITEM 4.     PURPOSE OF THE TRANSACTION

            Pursuant to a Stock Purchase Agreement ("Stock Purchase Agreement") (which is filed as Exhibit 1 hereto and is incorporated herein by reference), dated as of June 11, 1997, by and among Fox Kids Worldwide, Inc., a Delaware corporation ("Purchaser"), and CBN, CBN has agreed , subject to the terms and conditions thereof, to sell 3,891,121 shares of its Class B Stock to the Purchaser for a cash price of $35 per share. . The News Corporation Limited guaranteed the obligations of Purchaser under the Stock Purchase Agreement, subject to the terms and conditions thereof, pursuant to a Guaranty (which is filed as Exhibit 3 hereto and is incorporated herein by reference).

            The Purchaser, Fox Kids Merger Corporation, a Delaware corporation and wholly owned subsidiary of the Purchaser ("FKW Sub"), and the Company have entered into a certain agreement and plan of merger ("Merger Agreement") (which is filed as Exhibit 2 hereto and is incorporated herein by reference) providing for the merger ("Merger") of FKW Sub into the Company which shall be the surviving corporation, in which holders of the Company's common stock will receive cash consideration of $35 per share. CBN has delivered to the Company a written consent approving the Merger Agreement and the Merger with respect to the above-described shares of Class B Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

             (a) Based upon information provided by the Company, as of May 2, 1997, there are 32,781,795 shares of Class B Stock outstanding. CBN may be deemed to be the beneficial owner of 8,105,446 shares of Class B Stock (4,214,325 shares of which are owned by Regent) representing 24.7% of the Class B Stock outstanding. To the knowledge of CBN, none of the persons described on
Schedule 1 to CBN's Schedule 13D owns any shares of Class B Stock except as set forth on Schedule 2 attached hereto and incorporated herein by reference.

             CBN disclaims beneficial ownership of any shares of Class B Stock owned by Schedule 1 Persons.

             (b) CBN has the sole power to vote and to dispose of 3,891,121 shares of Class B Stock described in Item 5(a) above. In addition, CBN may be deemed to share dispositive power with Regent over the 4,214,325 shares of Class B Stock owned by Regent pursuant to the Assignment Agreement, which is to be terminated subject to the terms of a certain Termination to Assignment and Assumption Agreement dated as of June 11, 1997 by and between CBN and Regent (the "Assignment Termination Agreement") (which is filed as Exhibit 4 hereto and is incorporated herein by reference). The identity and background information related to Regent is set forth in Item 2 of Amendment No. 3 to the Schedule 13D filed by Regent with the Commission dated May 4, 1995 as such Item 2 may be amended by Regent from time to time, which Item 2 is incorporated herein by reference. Each of the Schedule 1 Person has sole power to vote the shares indicated on Schedule 2.

             (c) CBN has not effected any transaction in the Class B Stock during the past sixty (60) days, nor, to the knowledge of CBN, have any of the
Schedule 1 Persons effected any transactions in the Class B Stock during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECTS TO SECURITIES OF THE ISSUER.

            See Item 4 above.

            In connection with the transactions contemplated by the Stock Purchase Agreement, M. G. "Pat" Robertson, individually and as Trustee of the Trust, Timothy B. Robertson, individually and as Trustee of the Timothy and Lisa Robertson Children's Trust ("TR Family Trust"), Liberty IFE, Inc., a Delaware corporation ("LIFE"), CBN and the Company have entered into a certain Termination to Shareholder Agreement ("Shareholder Termination Agreement") (which is filed as Exhibit 5 hereto and is incorporated herein by reference) terminating, subject to the terms and conditions thereof, the Amended and Restated Shareholder Agreement, dated as of September 1, 1995 (as amended, the "Shareholder Agreement"). The Shareholder Agreement was previously filed as
Exhibit 2(c) to the Company's Current Report on Form 8-K, dated December 15, 1995. In addition, LIFE and CBN, pursuant to a certain waiver (the "Waiver") (which is filed as Exhibit 6 hereto and is incorporated herein by reference), have agreed to waive, subject to the terms and conditions thereof, certain rights of first refusal, co-sale and other rights which they had under the Shareholder Agreement with respect to the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. CBN and Regent have also entered into the Assignment Termination Agreement.

            In addition, M. G. Robertson, as Trustee, holds 3,125,000 shares of the Company's Class A Common Stock ("Class A Stock") in the Trust in which CBN owns the remainder interest. The assets of the Trust will be transferred to CBN, as owner of the remainder interest, at the later of the death of both M. G. Robertson and his wife, Adelia E. Robertson, or January 22, 2010. The Class A Stock owned by the Trust is being sold to the Purchaser in the form of Class B stock. The background information related to the sale of this stock is set forth in Item 4 of Amendment No. 2 to the Schedule 13D filed by M. G. Robertson with the Commission dated June 12, 1997, as such Item 4 may be amended from time to time, which Item 4 is incorporated by reference herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Stock Purchase Agreement, dated as of June 11, 1997, by and among the Purchaser and CBN.

            2. Agreement and Plan of Merger, dated as of June 11, 1997, by and among the Purchaser, FKW Sub and the Company.

            3. Guaranty, dated as of June 11, 1997, by The News Corporation Limited in favor of CBN.

            4. Termination to Assignment and Assumption Agreement, dated as of June 11, 1997, between CBN and Regent.

            5. Termination to Shareholder Agreement, dated as of June 11, 1997, by and among M. G. "Pat" Robertson, individually and as trustee of the Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, CBN, LIFE and the Company.

            6. Waiver, dated as of June 11, 1997, by each of LIFE and CBN.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set form in this statement is true, complete and correct.

Date:  June 19, 1997

                                   THE CHRISTIAN BROADCASTING NETWORK, INC.

                                   By:_____________________________________
                                      Randy J. Morell
                                      Vice President, Associate General Counsel
                                      and Assistant Secretary

                                   SCHEDULE 1
                           DIRECTORS AND OFFICERS OF
                    THE CHRISTIAN BROADCASTING NETWORK, INC.



            Name                    Principal Occupation and Business Address
            ----                    -----------------------------------------
M. G. "Pat" Robertson               Director, Chairman of the Board and Chief
            Director and Officer    Executive Officer of CBN and Chairman of
            of CBN                  the Company
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

Michael D. Little                   Director, President, and Chief Operating Officer
            Director and Officer    of CBN
            of CBN                  977 Centerville Turnpike
                                    Virginia Beach, VA 23463

A. E. Robertson                     Director and Secretary of CBN
            Director and Officer    977 Centerville Turnpike
            of CBN                  Virginia Beach, VA 23463

Harald Bredesen                     Minister
            Director of CBN         984 Rose Arbor Drive
                                    San Marcos, CA  92069

Bob G. Slosser                      President Emeritus and Writer-in Residence
            Director of CBN         4207 Atlantic Avenue
                                    Virginia Beach, VA 23451

William L. McConkey                 Minister
            Director of CBN         7746 Stanford
                                    University City, MO  63130


Joel D. Tucciarone                  President
            Director of CBN         Zoetics, Inc.
                                    SOHO International Center
                                    599 Broadway
                                    New York, NY 10012

Charles F. Fay                      Corporate Vice President
            Director of CBN         A. G. Edwards & Sons, Inc.
                                    1 North Jefferson Avenue
                                    St. Louis, MO 63103


Arthur S. Holmes                    Chairman & Chief Executive Officer
            Director of CBN         Chart Industries, Inc.
                                    3555 Curtis Boulevard
                                    Eastlake, Ohio 44095

Max C. Karrer, M.D.                 Physician
            Director of CBN         Women's Medical Group
                                    3550 University Blvd. South
                                    Suite 301
                                    Jacksonville, FL 32082

John Quarles, Esq.                  Attorney
            Director of CBN         Morgan, Lewis & Bockius
                                    1800 M. Street NW
                                    Washington, DC 20036

Paul D. Flanagan                    Vice President, Information Services
            Officer of CBN          CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

Randy J. Morell                     Vice President, Associate General Counsel and
            Officer of CBN          Assistant Secretary
                                    CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

J. Read Smart                       Vice President, Operations
            Officer of CBN          CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

Jon S. Kubiak                       Vice President, General Counsel
            Officer of CBN          CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

Eugene J. Kapusta                   Vice President, Public Relations
            Officer of CBN          CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

Cornelius A. Volder, III            Vice President, Land Development
            Officer of CBN          CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

Eric G. Watt                        Vice President, International
            Officer of CBN          CBN
                                    977 Centerville Turnpike
                                    Virginia Beach, VA 23463

                                   SCHEDULE 2


                                       Shares Owned        Percentage
                                       ------------        ----------
          M. G. "Pat" Robertson          3,756,375            10.4
          Bob G. Slosser                    412                 *
          Michael D. Little                 250                 *
          Arthur S. Holmes                 1,250                *
          Eugene S. Kapusta                1,000                *
          Cornelius A. Volder, III          125                 *

---------------------------
* Less than 1%